Exhibit 99.1

20 December 2024

Nexxen International Ltd

("Nexxen" or the "Company")

Results of Annual General Meeting

Nexxen International Ltd. (AIM/NASDAQ: NEXN) (“Nexxen” or the “Company”), a global, flexible advertising technology platform with deep expertise in data and advanced TV, announces that the Company held its Annual General Meeting ("AGM") earlier today. All of the resolutions proposed at the Company's AGM were duly passed.

Details of votes cast are as follows:

#	Resolutions	Votes FOR	%	Votes AGAINST	%	Total Votes Cast (excluding Votes WITHHELD)	Votes WITHHELD
1.	To cancel the admission to trading on AIM of the ordinary shares of NIS 0.01 each in the capital of the Company and to authorise the directors of the Company to take all action reasonable or necessary to effect such cancellation.	96,047,645	99.97	31,537	0.03	96,079,182	10,797
2.	To approve a reverse share split of the Company’s ordinary shares, par value NIS 0.01 per share, at a ratio of 2-for-1, upon the terms and timing to be determined by the Board.	96,035,200	99.96	40,282	0.04	96,075,482	14,497
3.	To remove the provisions of Article 10 and Article 74 and amend Articles 1, 4 and 18 of the articles of association of the Company	96,040,532	99.96	34,449	0.04	96,074,981	14,998
4.	To re-elect Christopher Stibbs as an independent non-executive director.	96,041,483	98.95	1,018,686	1.05	97,060,169	11,877

5.	To re-elect Neil Jones as a senior non-executive director.	95,039,741	98.92	1,040,577	1.08	96,080,318	9,661
6.	To re-elect Joanna Parnell as a non-executive director.	95,039,531	98.92	1,040,787	1.08	96,080,318	9,661
7.	To re-elect Lisa Klinger as a non-executive director	95,038,661	98.92	1,041,657	1.08	96,080,318	9,661
8.	To re-elect Norm Johnston as a non-executive director	96,042,977	99.96	34,975	0.04	96,077,952	12,027
9.	To re-elect Daniel Kerstein as a non-executive director.	95,045,976	98.93	1,031,974	1.07	96,077,950	12,029
10.	To re-elect Rhys Summerton as a non-executive director.	96,045,846	99.97	32,106	0.03	96,077,952	12,027
11.	To re-elect Ofer Druker as a director.	92,080,588	99.96	36,440	0.04	92,117,028	3,972,951
12.	To re-appoint Somekh Chaikin, Member Firm of KPMG International as the Company’s independent external auditor and approved its remuneration.	95,981,471	99.90	100,686	0.10	96,082,157	7,822
13.	To approve an increase to the share reserve of the Company’s Global Share Incentive Plan (2011) and an increase to the share reserve of the Company’s 2017 Equity Incentive Plan, as set out in the Circular provided.	93,460,983	97.28	2,609,583	2.72	96,070,566	19,413
14.	To approve the CEO Compensation Package, as set out in the Circular provided.	85,565,611*	92.91	6,528,544	7.09	92,094,155	3,995,824
15.	To amend the Company’s Remuneration Policy for Directors and Executives, as set out in the Circular provided.	92,829,324**	96.86	3,004,971	3.14	95,834,295	255,684

* Vote includes 4,673,355 shares voted by a person with a “Personal interest” in the item (as defined by the Israeli Companies Law).

** Vote includes 8,722,416 shares voted by a person with a “Personal interest” in the item (as defined by the Israeli Companies Law).

Notes:

Link Asset Services acted as scrutineer of the poll on all resolutions.

•	A vote “Withheld” is not a vote in law and is not counted in the calculation of the votes cast “For” or “Against” the resolution.
•	Votes “For” and “Against” are expressed as a percentage of votes validly cast for that resolution at the AGM, excluding any “Withheld” votes.
•
As at November 14, 2024 (the record date for the AGM), the Company’s issued share capital consisted of 197,550,375 ordinary shares, with (i) 58,830,845 ordinary shares held by the Company and reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon), which the Company holds in Treasury, and (ii) 5,629,680 ordinary shares held by subsidiaries of the Company without any voting rights in accordance with the Israeli Companies Law. Therefore, the total voting rights in the Company as at November 14, 2024 (the record date for the AGM) were 133,089,850 ordinary shares.

About Nexxen

Nexxen empowers advertisers, agencies, publishers and broadcasters around the world to utilize data and advanced TV in the ways that are most meaningful to them. Our flexible and unified technology stack comprises a demand-side platform (“DSP”) and supply-side platform (“SSP”), with the Nexxen Data Platform at its core. With streaming in our DNA, Nexxen’s robust capabilities span discovery, planning, activation, monetization, measurement and optimization – available individually or in combination – all designed to enable our partners to achieve their goals, no matter how far-reaching or hyper niche they may be.

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on the London Stock Exchange (AIM: NEXN) and NASDAQ (NEXN). For more information, visit www.nexxen.com.

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia / Peter Jacob
Tel: +44 20 7390 0230 or nexxen@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Seamus Fricker / Rory Sale (Corporate Finance)
Tim Redfern / Jamie Anderson (ECM)
Tel: +44 20 7220 0500

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Nexxen identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the anticipated benefits and potential timing of the Company’s proposed ADR exchange and termination, reverse split and AIM delisting, the benefits of all the Company’s resolutions passing as well as any other statements related to Nexxen’s future financial results and operating performance. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Nexxen’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions; global conflicts and war, including the war and hostilities between Israel and Hamas, Hezbollah and Iran, and how those conditions may adversely impact Nexxen’s business, customers and the markets in which Nexxen competes; changes in industry trends; the risk that Nexxen will not realize the anticipated benefits of its acquisition of Amobee and strategic investment in VIDAA; and, other negative developments in Nexxen’s business or unfavourable legislative or regulatory developments. Nexxen cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in the Company’s most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 6, 2024. Any forward-looking statements made by Nexxen in this press release speak only as of the date of this press release, and Nexxen does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Nexxen, and the Nexxen logo are trademarks of Nexxen International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.